November 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:                             Molson Coors Brewing Company and Co-Registrants

Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is provided in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) which was filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017, relating to the offer to exchange (the “Exchange Offer”) Molson Coors Brewing Company’s (the “Company”) 1.900% Senior Notes due 2019, 2.250% Senior Notes due 2020 and Senior Floating Rate Notes due 2019 (collectively, the “Exchange Notes”) and the associated guarantees of the Exchange Notes, which are being registered under the Securities Act of 1933, as amended (the “Securities Act”), for an equal principal amount of the Company’s outstanding 1.900% Senior Notes due 2019, 2.250% Senior Notes due 2020 and Senior Floating Rate Notes due 2019, as applicable (collectively, the “Original Notes”) and the associated guarantees of the Original Notes.  The Company and the co-registrants under the Registration Statement hereby inform the staff of the Commission that they are registering the Exchange Offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling, Commission (July 2, 1993) no-action letters and represent that:

1.     The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.     The Company will make each person participating in the Exchange Offer aware, through the Exchange Offer prospectus, that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of Exchange Notes (a) could not rely on the staff’s position enunciated in Exxon Capital Holdings Corporation (May 13, 1988) or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as an underwriter in the prospectus. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3.     The Company will (a) make each person participating in the Exchange Offer aware, through the Exchange Offer prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the prospectus in connection with any resale of the Exchange Notes and (b) include in the transmittal letter or similar documentation to be executed by exchange offerees in order to participate in the Exchange Offer, provisions to the following effect:

The undersigned represents that it is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes within the meaning of the Securities Act.  If the undersigned is a broker-dealer that will receive the Exchange Notes for its own account in exchange for Original Notes that were acquired by it as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus (or to the extent permitted by law, make available a prospectus to purchasers) meeting the requirements of the Securities Act in connection with any resale of Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.  In addition, such broker-dealer represents that it is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

If you have any questions, please contact Ned Prusse of Perkins Coie LLP, our legal counsel, at (303) 291-2374.

[Signature Page Follows]

Very Truly Yours,

MOLSON COORS BREWING COMPANY

	By:	/s/ E. Lee Reichert
Name: E. Lee Reichert
Title: Deputy Chief Legal Officer and Secretary

cc: Jason Day and Ned Prusse (Perkins Coie LLP)